NO ACT

PE
11-27-07



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07085540

December 13, 2007

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/18/2007

Re: Exxon Mobil Corporation
Incoming letter dated November 27, 2007

Dear Mr. Parsons:

This is in response to your letters dated November 27, 2007 and December 12, 2007 concerning the shareholder proposal submitted to ExxonMobil by Jonathan C. Dill. We also have received a letter from the proponent dated December 7, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Jonathan C. Dill
9936 N. Lamplighter Lane
Mequon, WI 53092

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Counsel

ExxonMobil

November 27, 2007

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Dividends

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Jonathan C. Dill and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proponent failed to establish eligibility.

The proposal was dated October 22, 2007, and was received in our office on October 25, 2007. By letter dated October 29, 2007 (included in Exhibit 1), we notified the proponent as required by Rule 14a-8(f) that the proponent must demonstrate eligibility under Rule 14a-8(b)(2).

Our letter of October 29, 2007, specifically advised the proponent that, in order to be eligible to submit a proposal, the proponent must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year as of October 22, 2007, the date of the proposal. We highlighted the fact that, since the proponent does not appear on our records as a registered shareholder, the proponent needed to provide proof of ownership from the record holder (such as a bank or broker) through whom the proponent may own shares beneficially. As required by Rule 14a-8(f), we also advised the proponent that proof of ownership must be postmarked or transmitted electronically to us no later than 14 days from the date the proponent received our notification. As a courtesy, we also enclosed a copy of Rule 14a-8 for the proponent's reference.

Our tracking information (included in Exhibit 1) indicates that our letter requesting the proponent to provide proof of ownership was delivered to the proponent's address on October 30, 2007. The 14th day after that date was November 13, 2007.

On November 16, 2007, we received a response from the proponent dated November 14, 2007. This response was insufficient in two respects:

1. The proponent's response was received three days after the 14-day deadline. In his letter, the proponent argues that the deadline should be extended because the proponent was traveling. However, the 14-day period provided under Rule 14a-8(f) is strictly enforced. It is the proponent's responsibility to ensure that proof of ownership is received by the company within the required period. See Exxon Mobil Corporation (available February 28, 2007) (proposal excluded because proponent failed to supply sufficient proof of ownership with 14 days; proponent had asserted that the late response was caused by delays in receiving information from the proponent's broker).

2. The proof of ownership submitted with the proponent's response -- consisting of an account statement for the month of October 2007 -- does not establish that the proponent has *continuously* held a qualifying amount of securities for one year as of the date of the proposal, as required by Rule 14a-8(b)(2) and as specifically requested in the company's letter of October 29. See Staff Legal Bulletin No. 14 at Question C.1.c.(2) (monthly statement does not sufficiently demonstrate continuous ownership).

Since the proponent failed to provide adequate proof of ownership within the meaning of Rule 14a-8(b), within the time period required by Rule 14a-8(f), the proposal may be omitted from our proxy material in reliance on Rule 14a-8(f).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Dill.

Sincerely,



James Earl Parsons

JEP/jep
Enclosures

cc - w/enc:

Jonathan C. Dill
9936 N. Lamplighter Lane
Mequon, WI 53092



"Jonathan Dill" <jcd@execpc.com>

09/20/07 02:41 PM

Please respond to joncdill@gmail.com

To david.g.henry@exxonmobil.com

cc

bcc

Subject Greetings

History: This message has been forwarded.

Dear Mr. Henry,

I trust that you are well and that you had a good vacation during the summer months.

In the past, Exxon has sent out to shareholders copies of a formal business photograph of John D. Does the company still do that? If so, would you please be so kind as to send me a copy of the photo? I would greatly appreciate it. My address (although you probably have it) is:

9936 N. Lamplighter Lane
Mequon, WI 53092

Also, just a little warning that I plan to offer my "dividend strategy" resolution to the shareholders at the next annual meeting, so we will probably need to talk in the next few months. Except perhaps for some minor change or deletion, the resolution will be the same as last year, although I will change the wording of the support statement. Presumably, this will save everyone the hassle of appealing to the SEC since they have already opined on the matter.

Thanks for your assistance.

Jon Dill

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039


ExxonMobil

September 21, 2007

Mr. Jonathan Dill
9936 North Lamplighter Lane
Mequon, WI 53092

Dear Mr. Dill:

This is in response to your email asking for a picture of John D. Rockefeller and notifying us that you plan to submit the shareholder proposal regarding dividend strategy.

Enclosed is a picture of John D. Rockefeller and a copy of the Fall 2007 issue of The Lamp. This issue focuses on the 125-year history of the company, including a historical photo of John D. Rockefeller.

Regarding the resubmission of the shareholder proposal on dividend strategy, while the proposal did receive enough votes to be resubmitted according to SEC rules, over 94% of the shares voted against this proposal at the last annual meeting. As you know we typically draw a large number of shareholder proposals, each of which necessitates the expenditure of substantial time and cost. Accordingly, since the shareholders have voiced overwhelming opposition to this proposal, we would ask you to reconsider whether submitting the proposal again is truly in the best interest of all shareholders.

I hope you enjoy the enclosed materials and will reconsider submitting the shareholder proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

Enclosures





SHAREHOLDER PROPOSAL

OCT 25 2007

NO. OF SHARES -0-

DISTRIBUTION: HHH: REG: TJG: LKB: JEP: DGH: SMD

9936 N. Lamplighter Lane
Mequon, WI 53092
October 22, 2007

Mr. David G. Henry
Section Head
Investor Relations Department
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Henry,

Thank you very much for the copies of the John D. Rockefeller photographs that you sent to me earlier. I appreciate your kind consideration.

I also understand your request to have me not resubmit my shareholder proposal this year, but I am far too passionate about both my company and its dividend and share repurchase policies as they affect shareholders who do not wish to sell any of their shares for me to remain silent. I am sorry to disappoint your bosses in this regard, but I still find the refusal of senior management to consider even a five or ten cent special dividend, while spending over $5.00 per share in repurchases, to be academically narrow, somewhat contrived, and grossly inconsiderate of smaller direct equity investors who do not own price-sensitive stock options or awards.

Consequently, I enclose a proposed shareholder resolution and supporting statement for inclusion in the proxy statement for the 2007 annual shareholder meeting. The resolution is exactly the same as last year with the exception of the deletion of last year's first paragraph. If you have any questions or wish any additional information, please feel free to contact me either at the address above or via email at: joncdill@gmail.com.

I know that I am probably annoying you somewhat in this matter so I am especially grateful and appreciative of your assistance.

Sincerely,



Jonathan C. Dill

Proposed Shareholder Resolution for 2008 Annual Meeting of Shareholders

WHEREAS, the Board of Directors has a recent history of spending significantly larger amounts of cash to repurchase stock than the payment of dividends during periods of above average cash flow;

AND WHEREAS, many shareholders maintain their investment in the corporation for the purpose of securing a good income in the form of dividends and have no interest in selling their stock,

NOW BE IT RESOLVED by the shareholders assembled that the shareholders do not approve of a policy to use free cash flow to repurchase stock in amounts that are seriously disproportionate to much smaller amounts of cash returned to the shareholders in the form of dividends, and;

BE IT FURTHER RESOLVED that the shareholders request the Board of Directors to consider, in times of above average free cash flow, providing a more equal ratio of the dollars paid to repurchase stock relative to the dollars paid in dividends by utilizing such devices as special or extra dividends, and;

BE IT FURTHER RESOLVED that this policy will not affect the corporation's repurchase of stock in order to avoid having the number of shares outstanding increase due to normal business activities involving the issuance of stock.

Statement of Support For Resolution Concerning Dividend Strategy

In January 2007, the management of ExxonMobil submitted a letter to the U.S. Securities and Exchange Commission as part of a larger legal pleading. That letter contained the following statement of corporate policy:

"It has been the company's objective to effectively balance business investment, dividends, and share repurchases..."

Note the company's public statement that its objective has been to "balance" dividends and share repurchases.

Unfortunately, and quite to the contrary of this stated policy, our Board has not tried to balance the amount of free cash flow used to pay dividends and the amount used to repurchase shares. In the past several years, the Board has used extraordinary amounts of company money to repurchase shares rather than returning some of this cash to shareholders in the form of special dividends. For example, in 2006, the Board spent $29.6 billion repurchasing shares and paid only $7.6 billion as cash dividends, or only about 25% as much as was spent to repurchase shares. During the years 2002 to 2006, the amount of cash spent to repurchase shares increased from $4.8 billion to $29.6 billion, or a 517% increase, while cash dividends increased from $6.2 billion to $7.6 billion, an increase of only 23%.

This policy of imbalance in the use of company cash is detrimental to shareholders who wish to continue owning their shares and receiving a greater dividend return more reasonably related to their company's free cash flow. A policy of paying modest special cash dividends when free cash flow warrants would greatly benefit continuing shareholders while continuing to allow management to repurchase huge volumes of shares. A balanced policy including special dividends would also support a higher share price as effectively as repurchasing shares does.

Last year, over 250,000,000 shares were voted for this resolution by shareholders who want a change in dividend policy.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

October 29, 2007

VIA UPS - OVERNIGHT DELIVERY

Mr. Jonathan C. Dill
9936 N. Lamplighter Lane
Mequon, WI 53092

Dear Mr. Dill:

This will acknowledge receipt of the proposal concerning dividend strategy, which you submitted in connection with ExxonMobil's 2008 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since your name does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of October 22, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to October 22, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in discussing this proposal with you and will contact you in the near future.

Sincerely,



Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a-8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.



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Mr. Jonathan C. Dill
9936 N. Lamplighter Lane
MEQUON
WI
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9936 N. Lamplighter Lane
Mequon, WI 53092
14 November 2007

Mr. Henry H. Hubble
Vice President and Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298


RECEIVED
NOV 16 2007
H. H. HUBBLE

Dear Mr. Hubble,

Thank you for your helpful letter of October 29, regarding my shareholder proposal for the forthcoming annual meeting. I have been traveling and just received your letter this week, so, for the record, I am responding "no later than 14 days from the date you [I] receive[d]" your notification.

Enclosed, please find a monthly account statement from US Bank that indicates I owned in excess of 67,000 shares of XOM during the entire month of October. I do have additional holdings, but this record will suffice for the purposes of the SEC. I have owned all of these shares for many decades, and a search of your shareholder records prior to about 2003 would prove that. Further, I intend to continue to own all of these shares at least through the date of the 2008 annual meeting.

Regarding the meeting, I shall attend to present my proposal.

Also in regard to the meeting, might it be proper for me to suggest to you that you suggest to our Chairman that he take a forward looking stance in his remarks and proactively address many of our critics and detractors, rather than speaking largely retrospectively and reciting events of the past year that have already been covered in the annual report? In this regard, I believe the best part of the Chairman's remarks last year was his discussion of expanding the capacities of existing refineries to meet growing energy needs together with the difficulties of building green fields refineries. The entire business press will be present to relate his remarks and, I believe, he should take this opportunity to address the lack of understanding and actual misunderstandings rampant in our populace as well as to preview future efforts our company will take to address the energy supply, energy security, and other concerns worrying the public. Frankly, the political times are dangerous, and I believe the Chairman of our country's largest energy company should accept the mantle bequeathed to him by his predecessors such as Frank Abrams, Jack Rathbone, and Raleigh Warner to be a statesman and speak widely and often to the general public (not just to the industry) on issues of concern as well acting as a corporate chairman.

Finally, I look forward to discussing with you my proposal, as you indicate you wish to do. I will be traveling often in the coming months, but can be reached worldwide at my email address – joncdill@gmail.com -- and, when in the United States, via my cell phone

– 414-801-5666. To facilitate the scheduling of a discussion of my proposal, perhaps you or one of your staff could email me with some suggested dates/times and we could then agree on an appointment time.

Sincerely,



Jonathan C. Dill



ACCOUNT NUMBER: 150009829900
JONATHAN C. DILL CUSTODY ACCOUNT

This statement is for the period from October 1, 2007 to October 31, 2007

50500

JONATHAN C DILL
9936 N. LAMPLIGHTER LANE
MEQUON, WI 53092-5345



QUESTIONS?

If you have any questions regarding your account or this statement, please contact your Relationship Manager.

JUDY STAMM
MK-WI-2063
777 E WISCONSIN AVE.

MILWAUKEE, WI 53202
Phone 262-241-7189
E-mail judy.stamm@usbank.com

Portfolio Manager:
TRD SVCS STL NEW ACCT
SL-MO-T17S

WE CAN HELP YOU DETERMINE YOUR FINANCIAL FREEDOM DAY.

DO YOU KNOW YOUR FINANCIAL FREEDOM DAY? IT'S THE DAY YOU CAN STOP WORKING BECAUSE YOU HAVE TO - THE DAY YOU ARE FREE TO PURSUE WHATEVER DREAMS YOU HAVE - WHETHER THAT MEANS ENJOYING A CLASSIC RETIREMENT, CONTINUING TO WORK, OR EXPERIENCING A NEW ENDEAVOR. LIKE MANY IMPORTANT MILESTONES IN LIFE, REACHING YOUR FINANCIAL FREEDOM DAY REQUIRES PLANNING AND COMMITMENT.

THIS IS WHERE THE PRIVATE CLIENT GROUP CAN HELP. YOU CAN RELY ON THE EXPERTISE OF OUR FINANCIAL PLANNING PROFESSIONALS, INVESTMENT ADVISORS AND PRIVATE BANKERS TO HELP YOU DETERMINE YOUR FINANCIAL FREEDOM DAY AND DEVELOP A ROADMAP TO GET YOU THERE WITH CONFIDENCE.

EACH DAY BRINGS THE OPPORTUNITY TO COME CLOSER TO ACHIEVING YOUR FINANCIAL FREEDOM DAY. LET US HELP YOU DEFINE YOUR RETIREMENT GOALS AND CLARIFY THE NECESSARY STEPS TO REACH THEM, OR EVALUATE YOUR EXISTING PLANS TO MAKE SURE YOU ARE ON TRACK. CONTACT YOUR PRIVATE CLIENT GROUP RELATIONSHIP MANAGER TODAY AND ASK ABOUT OUR FINANCIAL FREEDOM DAY PLAN.

This statement is for the period from October 1, 2007 to October 31, 2007

ASSET SUMMARY AS OF 10/31/07

Assets	Current Period Market Value	% of Total	Est Annual Income
Cash & Equivalents	53.72	.00	1.51
Stocks	6,196,538.39	100.00	94,305.40
Total Market Value	**$6,196,592.11**	**100.00**	**$94,306.91**


Stocks

YOUR INVESTMENT OBJECTIVE IS CUSTOMER DIRECTED

MARKET VALUE SUMMARY

	Current Period 10/01/07 to 10/31/07	Year-to-Date 02/22/07 to 10/31/07
Beginning Market Value	**$6,234,934.16**	**$.00**
Non-Taxable Interest	53.72	209.00
Taxable Dividends		47,152.70
Cash Disbursements		- 47,307.98
Change in Investment Value	- 38,395.77	1,422,664.32
Assets Received		4,773,874.07
Ending Market Value	**$6,196,592.11**	**$6,196,592.11**

This statement is for the period from
October 1, 2007 to October 31, 2007

ASSET DETAIL

Shares or Face Amount	Security Description	Market Value/ Price	Tax Cost/ Unit Cost	Unrealized Gain(Loss)/ Est Annual Inc	% of Total/ Estimated Curr Yield
Cash & Equivalents					
	Cash/Money Market				
53.720	First Amer T/F Obligation Cl A	53.72 1.0000	53.72 1.00	0.00 1.51	0.0 2.81
	Total Cash/Money Market	**$53.72**	**$53.72**	**$0.00** **$1.51**	**0.0**
	Cash				
	Principal Cash	- 53.72	- 53.72		0.0
	Income Cash	53.72	53.72		0.0
	Total Cash	**$0.00**	**$0.00**	**$0.00** **$0.00**	**0.0**
	Total Cash & Equivalents	**$53.72**	**$53.72**	**$0.00** **$1.51**	**0.0**
Stocks					
	Common Stocks				
67,361.000	Exxon Mobil Corp XOM	6,196,538.39 91.9900	4.00 0.00	6,196,534.39 94,305.40	100.0 1.52
	Total Common Stocks	**$6,196,538.39**	**$4.00**	**$6,196,534.39** **$94,305.40**	**99.9**
	Total Stocks	**$6,196,538.39**	**$4.00**	**$6,196,534.39** **$94,305.40**	**99.9**
	Total Assets	**$6,196,592.11**	**$57.72**	**$6,196,534.39** **$94,306.91**	**100.0**
	Estimated Current Yield				**1.52**



This statement is for the period from
October 1, 2007 to October 31, 2007

ASSET DETAIL MESSAGES

Publicly traded assets are valued in accordance with market quotation or valuation methods from industry accepted services. Assets which are not publicly traded may reflect values from other external sources or special valuations prepared by U. S. Bank. Assets for which a current value is not available may be reflected as not valued, at par value, or at a nominal value of $1.00. Values shown do not necessarily reflect prices at which assets could have been bought or sold. Values are updated based on internal policy and may be updated less frequently than statement generation.

ACCOUNT NUMBER: 150009829900
JONATHAN C. DILL CUSTODY ACCOUNT

This statement is for the period from
October 1, 2007 to October 31, 2007

PURCHASE SUMMARY

Date Posted	Description	Income Cash	Principal Cash	Tax Cost
	Cash and Equivalents			
	First Amer T/F Obligation Cl A			
	Combined Purchases For The Period 10/ 1/07 - 10/31/07 FTAXX		- 53.72	53.72
	Total Cash and Equivalents	**$.00**	**- $53.72**	**$53.72**
	Total Purchases	**$.00**	**- $53.72**	**$53.72**

RECEIVED

2007 DEC 10 AM 11:09

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

9936 N. Lamplighter Lane
Mequon, WI 53092
7 December, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

RE: ExxonMobil Correspondence dated November 27, 2007, concerning Request to Omit Shareholder Resolution Submitted by Jonathan C. Dill

Gentlemen and Ladies:

You have received correspondence from ExxonMobil Corporation requesting permission to exclude my shareholder resolution from the company's proxy based on two reasons. These reasons are bogus and without merit and ExxonMobil's request should be rejected for the reasons described below.

1. Failure to respond in a timely manner:

ExxonMobil states that I did not respond within 14 days of receiving its letter. This is false. The letter was "delivered" to my address on October 30, but I was out of state traveling. This can be verified by numerous credit card charges for the purchase of ExxonMobil gasoline and hotel invoices during the following 14 day period. UPS simply dropped the letter outside the door of my home and did not receive a delivery signature. I actually received – and the operative word in the regulations is "received" not "delivered" -- the letter upon my arrival at my home, the address to which it had been sent, on November 11. I responded within 14 days of receiving the letter.

The absurdity of the corporation's assertion that I must respond within 14 days of whenever the corporation chose to deliver a letter rather than when I receive the letter is blatant and manifest. Would I be able to obtain summary judgment against the Chairman of ExxonMobil simply because I deliver a legal letter to his office at the start of one of his extended overseas business trips? Of course not! He would have 14 days to respond from the time he actually received the letter to respond.

I complied fully with and met the standards set by the requirements of the applicable regulation.

2. Failure to prove continuous ownership of equity in ExxonMobil Corporation:

The statement I submitted did show ownership of 67,321 shares of ExxonMobil Corporation stock during the entire month of October 2007, or, in the words of ExxonMobil's letter, "as of October 22, 2007". These are exactly the same 67,361 shares that I owned during the month of September 2006, documentation for which is already in the files of ExxonMobil as justification for my shareholder resolution at last year's annual meeting. Only someone wishing to misuse the law against someone else and against common sense and equity (no pun intended) would assert or even assume that I had sold 67,321 shares, incurred a capital gains tax liability, and then repurchased exactly the same number of shares at a later date.

Furthermore, ExxonMobil clearly states in its letter to me dated October 29, 2007 that I must show ownership of my shares "as of October 22, 2007" and, as a separate requirement, a statement that I have continuously owned the securities for at least 12 months prior to October 22, 2007. Please note the requirement is to "state," not to "prove," concerning the continuous ownership requirement. A satisfactory statement regarding the fact of my continuous ownership of the stock that is fully in accordance with the stipulation for a "statement" as set forth in ExxonMobil's letter was included with the proof in my responding letter. Additionally, a very similar signed statement in a letter from me was accepted last year by ExxonMobil as fully meeting this requirement of the applicable regulations. This year, ExxonMobil is trying to create a higher standard than was acceptable to them last year simply to try to fabricate an unacceptable reason to not address a legitimate shareholder concern. Finally, since I transferred custody – not ownership -- of my shares from one trust company to another during the past twelve months, the current trustee would be unable to supply such a statement of continuous ownership. In this situation, it is inconceivable that ExxonMobil management would wish to deny or abridge my rights as a shareholder simply due to such an inconsequential change in the repository of my shares by asserting claims that it never asserted or sought in the past, especially when, as stated above, they already have in their files ample evidence of such continuing ownership.

For the above reasons, I ask you to reject ExxonMobil's request and require them to include my resolution in the annual proxy statement to the shareholders.

I enclose five copies of this letter for your use and ask that you time stamp and return the sixth copy to me in the enclosed self-addressed envelope. If you have any questions or require additional information, please feel free to contact me at 414-801-5666. A copy of this letter is being sent to ExxonMobil Corporation.

I thank you for your time and consideration,

Respectfully,



Jonathan C. Dill

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Counsel

ExxonMobil

December 12, 2007

VIA UPS NEXT DAY AIR

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Dividends

Gentlemen and Ladies:

We are writing to respond briefly to the letter from Jonathan C. Dill to the staff dated December 7, 2007 (enclosed as Exhibit 1), responding to ExxonMobil's no-action letter request dated November 27, 2007.

ExxonMobil receives a large number of shareholder proposals each year and we believe it is in the best interest of the corporation and all of our shareholders to insist on strict adherence to the eligibility standards of Rule 14a-8. Mr. Dill's letter of December 7 does not refute either of the key eligibility defects highlighted in our no-action request.

First, Mr. Dill argues that the 14 day deadline for our receipt of his proof of ownership for purposes of Rules 14a-8(b)(2) and (f) should run, not from the date the company's notice of defects was actually delivered to his home (at the address provided in his original submission), but from a later date on which Mr. Dill claims to have returned from travel. Mr. Dill's suggested approach is not in accord with the well established standards of the proxy rules. See Exxon Mobil Corporation (available March 1, 2007) (notice of deficiency delivered to proponent's front door). See also Exxon Mobil Corporation (available February 28, 2007) (cited in our original no-action request) (shareholder absent from notice address).

The annual meeting process in general, and the proxy proposal process in particular, depends on a tight series of deadlines. In order to maintain the scheduling certainty on which the process depends, it must be sufficient both for proponents submitting proposals and for companies sending deficiency notices and other communications to be able to rely on the date material is delivered to the notice address (or transmitted successfully to the fax number) provided by the other party. To introduce a standard of notice above and beyond proof of delivery to a party's notice address would leave both companies and proponents exposed for an indefinite period of time to unverifiable claims by the other that mail was not opened or read until a later date. If a party sponsoring a shareholder proposal expects to be traveling during the relevant time periods, it is that party's responsibility either to provide the company with an alternative address, or to make arrangements for matters to be appropriately handled during the proponent's absence.

Second, Mr. Dill's letter of December 7 confirms that he has not provided a statement of continuous ownership from the record holder as requested, and that, based on the "snapshot" evidence of ownership he has provided, it would be possible for shares to have been bought and sold in the interim periods such that his ownership was not continuous for the past year. Staff Legal Bulletin No. 14 contemplates exclusion of a proposal under Rules 14a-8(b)(2) and (f) under precisely such circumstances. We note that, contrary to the proponent's assertion, the company's notice of deficiency specifically and clearly informed the proponent that his proof of eligibility must take the form of a statement from the record holder (for example, a bank or broker). We further clearly and specifically informed the proponent that the proof of ownership "(1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of October 22, 2007, the date of submission of the proposal; [and] (3) must state that you have continuously owned the securities for at least 12 months prior to October 22, 2007." It could not be more clear that the required statement of continuous ownership must be provided by the record holder. We also note that the evidence of ownership provided by the proponent only appears to speak to the dates October 1 and October 31 (the first and last days of the monthly period), not October 22 as requested.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Dill.

Sincerely,



James Earl Parsons

JEP/jep
Enclosures

cc - w/enc:

Mr. Jonathan Dill
9936 North Lamplighter Lane
Mequon, WI 53092

EXHIBIT 1

RECEIVED

DEC 10 2007

JAMES E. PARSONS

9936 N. Lamplighter Lane
Mequon, WI 53092
7 December, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

RE: ExxonMobil Correspondence dated November 27, 2007, concerning Request to Omit Shareholder Resolution Submitted by Jonathan C. Dill

Gentlemen and Ladies:

You have received correspondence from ExxonMobil Corporation requesting permission to exclude my shareholder resolution from the company's proxy based on two reasons. These reasons are bogus and without merit and ExxonMobil's request should be rejected for the reasons described below.

1. Failure to respond in a timely manner:

ExxonMobil states that I did not respond within 14 days of receiving its letter. This is false. The letter was "delivered" to my address on October 30, but I was out of state traveling. This can be verified by numerous credit card charges for the purchase of ExxonMobil gasoline and hotel invoices during the following 14 day period. UPS simply dropped the letter outside the door of my home and did not receive a delivery signature. I actually received – and the operative word in the regulations is "received" not "delivered" -- the letter upon my arrival at my home, the address to which it had been sent, on November 11. I responded within 14 days of receiving the letter.

The absurdity of the corporation's assertion that I must respond within 14 days of whenever the corporation chose to deliver a letter rather than when I receive the letter is blatant and manifest. Would I be able to obtain summary judgment against the Chairman of ExxonMobil simply because I deliver a legal letter to his office at the start of one of his extended overseas business trips? Of course not! He would have 14 days to respond from the time he actually received the letter to respond.

I complied fully with and met the standards set by the requirements of the applicable regulation.

2. Failure to prove continuous ownership of equity in ExxonMobil Corporation:

The statement I submitted did show ownership of 67,321 shares of ExxonMobil Corporation stock during the entire month of October 2007, or, in the words of ExxonMobil's letter, "as of October 22, 2007". These are exactly the same 67,361 shares that I owned during the month of September 2006, documentation for which is already in the files of ExxonMobil as justification for my shareholder resolution at last year's annual meeting. Only someone wishing to misuse the law against someone else and against common sense and equity (no pun intended) would assert or even assume that I had sold 67,321 shares, incurred a capital gains tax liability, and then repurchased exactly the same number of shares at a later date.

Furthermore, ExxonMobil clearly states in its letter to me dated October 29, 2007 that I must show ownership of my shares "as of October 22, 2007" and, as a separate requirement, a statement that I have continuously owned the securities for at least 12 months prior to October 22, 2007. Please note the requirement is to "state," not to "prove," concerning the continuous ownership requirement. A satisfactory statement regarding the fact of my continuous ownership of the stock that is fully in accordance with the stipulation for a "statement" as set forth in ExxonMobil's letter was included with the proof in my responding letter. Additionally, a very similar signed statement in a letter from me was accepted last year by ExxonMobil as fully meeting this requirement of the applicable regulations. This year, ExxonMobil is trying to create a higher standard than was acceptable to them last year simply to try to fabricate an unacceptable reason to not address a legitimate shareholder concern. Finally, since I transferred custody – not ownership -- of my shares from one trust company to another during the past twelve months, the current trustee would be unable to supply such a statement of continuous ownership. In this situation, it is inconceivable that ExxonMobil management would wish to deny or abridge my rights as a shareholder simply due to such an inconsequential change in the repository of my shares by asserting claims that it never asserted or sought in the past, especially when, as stated above, they already have in their files ample evidence of such continuing ownership.

For the above reasons, I ask you to reject ExxonMobil's request and require them to include my resolution in the annual proxy statement to the shareholders.

I enclose five copies of this letter for your use and ask that you time stamp and return the sixth copy to me in the enclosed self-addressed envelope. If you have any questions or require additional information, please feel free to contact me at 414-801-5666. A copy of this letter is being sent to ExxonMobil Corporation.

I thank you for your time and consideration,

Respectfully,



Jonathan C. Dill

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 13, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated November 27, 2007

The proposal relates to repurchases of stock and dividends.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Eduardo Aleman
Attorney-Adviser

END